VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax Matthew J. Gilroy Matthew.Gilroy@weil.com +1 212 310 8961

June 6, 2019

Ms. Sara von Althann

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Brookfield Asset Management Inc.
Form F-4
Filed May 9, 2019 by Brookfield Asset Management Inc.
File No. 333-231335

Dear Ms. Von Althann:

On behalf of Brookfield Asset Management Inc. (“the Company”), please find a response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) delivered by you via a telephone call on May 21, 2019 (the “Call”) with regard to the registration statement on Form F-4 (File No. 333-231335), filed by the Company on May 9, 2019 (the “Form F-4”). The responses are based on information provided to us by the Company.

Set forth below in bold are the comments delivered on the Call pertaining to the Form F-4. Immediately below each of the Staff’s comments is the Company’s response to that comment. In addition, the Company is filing concurrently with this letter an amendment to the Form F-4 (the “Amended Form F-4”), which includes revisions to the Form F-4 in response to the Staff’s comments below. The Company is also mailing to the Staff’s attention for its convenience a hard copy of this letter together with five copies of the Amended Form F-4. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Form F-4.

Form F-4

1.

Please revise the Registration Statement on Form F-4 to include the pro forma financial statements required by Item 5 of Form F-4 and Article 11 of Regulation S-X or advise us that you do not believe such financial statements are required.

The Company respectfully acknowledges the Staff’s comment and references Section 2200.10 of the Division of Corporate Finance’s Financial Reporting Manual. The Company confirms that it has evaluated the Company’s acquisition of a majority economic interest in Oaktree Capital Group, LLC (“Oaktree”) in accordance with Article 11 of Regulation S-X and the thresholds in Rule 1-02(w) of Regulation S-X. The Company does not expect Oaktree to meet any of the 20% significance thresholds as it is expected that the

June 6, 2019 Page 2

Company’s investment in Oaktree will represent approximately 2% of the Company’s consolidated total assets as of December 31, 2018. Additionally, the Company’s proportionate interest in Oaktree’s reported total assets will represent approximately 3% of the Company’s consolidated total assets as of December 31, 2018, and the Company’s proportionate interest in income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of Oaktree exclusive of amounts attributable to any noncontrolling interests will represent approximately 5% of such income of the Company on a consolidated basis for the year ended December 31, 2018.

2.

Please confirm your understanding that the SEC will not be in a position to accelerate the effectiveness of your Registration Statement on Form F-4 until all outstanding comments regarding the Schedule 13E-3 filed by Oaktree Capital Group, LLC have been resolved. In addition, to the extent that any comments related to our review of such Schedule 13E-3 apply to disclosure in your Registration Statement, please make corresponding revisions to all affected disclosure.

The Company respectfully acknowledges and has complied with the Comment received from the Staff.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8961.

Sincerely,

/s/ Matthew J. Gilroy
Matthew J. Gilroy

cc:	Justin B. Beber
Managing Partner, Chief Legal Officer
Brookfield Asset Management Inc.